UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

 (Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On June 7, 2024, Scinai Immunotherapeutics Ltd. issued a press release announcing it had regained compliance with the minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) and that it continues to work with the European Investment Bank (the “EIB”) to convert a significant portion of the loan owed by the Company to EIB into equity in the Company.

A copy of the press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description
99.1	Press release, dated June 7, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2024	Scinai Immunotherapeutics Ltd.

	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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